11 Harbor Park Drive, Port Washington, NY 11050
516.608.7000 / Fax 516.625.0038

June 19, 2020

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Attention: Mr. Bill Thompson
Mr. Scott Stringer

Re: Systemax Inc.
Form 10-K for the Fiscal Year Ended December 31, 2019 Filed March 13, 2020
File No. 1-13792

Ladies and Gentlemen:

Reference is made to the letter dated May 13, 2020 (the “Comment Letter”) to Barry Litwin, Chief Executive Officer of Systemax Inc. (the “Company”), setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the above referenced public filing of the Company.

This letter sets forth the Company’s responses to the Staff’s comments. For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth in italics immediately below each comment. The headings in this letter correspond to the headings of the Comment Letter.
Form 10-K for the Fiscal Year Ended December 31, 2019
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Highlights from 2019, page 22
1.Please tell us your consideration of disclosing the increase in average daily sales on a GAAP basis and describing the process for calculating sales and the average daily sales increase on a constant currency basis.
The Company discloses to readers of its financial statements an Average Days Sales (“ADS”) on a GAAP basis measure to account for inconsistencies in the total number of business selling days that may occur period to period due to the timing of Company holidays and or fiscal calendar differences as we operate on a 52-53 week fiscal year. Inconsistencies in business selling days may mask increases or decreases in revenue growth when the number of selling days are different period to period. ADS provides a consistent measure of increases or decreases in revenue growth by accounting for business selling day differences. ADS is also a metric used by the Company internally in managing the business.
ADS is calculated by taking the total sales for a reporting period as the numerator and dividing by the total number of business selling days in the reporting period. The ADS on a constant currency basis is calculated in the same manner, with the current year foreign sales portion of the numerator translated using the previous year’s exchange rate.

Notes to Consolidated Financial Statements
4. REVENUE, page 55
2.Please explain to us why you believe presenting disaggregated revenue by geography most reasonably depicts how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic and industry factors based on the guidance in ASC 606-10-55-89 through 55-91. In this regard we note that your discussion and analysis of results of operations refers to mixed results with continued strength in key categories where you are making investments in your offering and subject matter expertise, to softness in the heating products category in the fourth quarter as a result the mild winter weather and the sales growth in Canada, which accounted for 4%-5% of sales. In addition, please tell us your consideration of whether providing disaggregated revenue on a product or customer basis better depicts how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic and industry factors. Please note that more than one type of category may be needed to meet the objective in ASC 606-10-50-5 for disaggregating revenue. Finally, please tell us how you considered the disclosure requirements of ASC 280-10-50-40, revenue information for each product and service or each group of similar products and services.

The Company offers over one million brand name and private label products through its e-commerce sites. We look to expand our product offerings to fulfill the increasingly wide range of product needs of our customers, and periodically remove certain products from our offering to improve efficiencies or to address vendor or market changes. Sourcing hard to find, and non-standard product helps to differentiate our business. The products and product categories the Company offers are similar in that they are mature in their life cycle, are not subject to rapid technological change, are used across various industries and are subject to impacts of macro-economic conditions.
After considering the guidance of ASC 606-10-55-89 through 55-91, the Company believes that geographical region, or a disclosure of revenues from the United States and Canada, is a specific revenue category that depicts how the nature, amount, timing and uncertainty of revenue and cash flows may be affected by economic and industry factors. Our US and Canadian Operations are each subject independently to international trade pressure, local regulatory requirements, as well as broader macro indicators including changes in national GDP. Given our extensive product offerings and the wide dispersion of our customer base, the Company believes that the overall economic performance of each geographical region is the factor that most significantly impacts the nature, amount, timing and uncertainty of revenue and cash flows in any one period. To a lesser extent, movement in exchange rates impact comparative amounts of revenues recognized from our Canadian operations period to period and operating cash flows may also have foreign exchange impacts due to the timing of payments received from contracts with customers of the Company’s Canadian subsidiary.

The Company believes that it meets the objective of ASC 606-10-50-5 with one category of revenue disaggregation, geography, as there are no other categories in the Company’s revenue from contracts with customers that have unique risk characteristics that would specifically depict how the nature, amount, timing and uncertainty of revenue and cash flows may be affected by economic and industry factors. In coming to this conclusion, the Company considered how information about its revenue is presented outside of its financial statements, such as in its press releases, investor presentations, internal management reports regularly reviewed by the chief operating decision maker and disclosures in its Form 10-K and 10-Q filings. These presentations may include descriptions of customer base or of the products or product categories the Company sells, including its legacy product categories and its emerging or growing product categories. For example, in our 2019 Form 10-K we disclose a total of 22 different product categories that we offer in our Item 1 Business description. These categorizations of the over one million products that we offer is an attempt to provide the reader with an understandable overview of the composition of our revenue and our product offerings, however they are not meant to imply that any of the product categories listed carry individual risks that may impact financial results. Also in the 2019 Form 10-K, in the discussion and analysis of results of operations we refer to, as you noted, “mixed results with continued strength in key categories where we are making investments in our offerings and softness in the heating products category…”. This disclosure is provided for directional purposes only, i.e. to provide the reader with some color on the overall performance of sales and what category or subcategory of products may have shown stronger or weaker results than in the previous year. This disclosure is not meant to imply that there are products or categories of products that have unique or specific risks that may impact financial results.

Historically, the Company’s revenue growth from product sold has been broad based across its product categories. This result is in line with the Company’s strategy to be a significant supplier of industrial products across many product categories and to source products for our customers without regard for the categorization of those products. There is minimal variation in how the nature, amount, timing, and uncertainty of revenue and cash flows for the products sold are affected by economic and industry factors. Generally, the Company’s products have similar characteristics in that they are used by other commercial businesses, distributors, manufacturers and government entities to run and/or maintain their operations. Demand risks for these products also have similar characteristics in that they are impacted by macro-economic factors such as general business and governmental spending, gross domestic product, purchasing managers index, and other broad measures of economic activity. The Company generally does not enter into fulfillment contracts with customers for specific product categories, and rather sells items on an individual purchase order and transactional basis. In addition, our various product categories generally share consistent sourcing strategies, and similar working capital profiles in terms of both payment terms and credit terms. The Company does have certain seasonal product categories, such as heating in the winter months and cooling or outdoor furniture in the spring and summer months which at times are referenced, as the growth profile of the category may be impacted by macro factors such as the timing of weather patterns. Other product sales may also be impacted by unusual weather or other events, such as the recent Covid 19 pandemic’s impact on the Company’s safety products. However, over the past several years no one product category has disproportionally driven the Company’s revenue growth. For these reasons, the Company does not believe that any specific product categories separately depict how the nature, amount, timing and uncertainty of revenue and cash flows may be affected by economic and industry factors.
The Company also does not believe that disaggregating revenues by customer or by industry is illustrative of how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic and industry factors as the Company does not maintain a complete segmentation of its customer base. The Company sells primarily to other commercial businesses with no one major industry or customer having a material impact on the Company’s revenue. The Company sells through its websites, business to business call centers (“B2b”) and catalogs with 35% to 40% of its website revenues coming from businesses making ad hoc credit card purchases. The Company’s websites do not track sales by industry verticals or customer segment. Additionally, most of the Company’s B2b salespersons are generalists and do not sell to a specific industry and are not assigned to specific customer segments. As a result, disaggregation of revenues by industry or customer would not be reliable or complete and as such would not provide meaningful additional insight as to the nature timing risk.
The Company operates and is internally managed in one segment, Industrial Products. The Company sells a wide selection of industrial and general hard goods and supplies. The Company sells over one million products through its websites, catalogs and business to business call centers. Therefore, providing information on the amount of revenue derived from transactions with external customers for each product or groupings of product as detailed under ASC 280-10-50-40 is impracticable for the Company due to the large number of products and categories. In future filings with the SEC the Company will add disclosure to its segment discussion to state the fact that such information is impractical to provide.

On behalf of the Company, the undersigned acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filings it makes with the Commission; Staff comments or changes to disclosure in respect of Staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention. Please feel free to contact me for any additional information.

Sincerely,

/s/Thomas Clark
Senior Vice President; Chief Financial Officer
Systemax Inc.